SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and

(d) and amendments thereto filed pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.              )*

Neostem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

September 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640650305	13G	Page	2	of	9

NAMES OF REPORTING PERSONS:

1	RimAsia Capital Partners, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2	(a) ☐
(b) ☐
SEC USE ONLY:

3
CITIZENSHIP OR PLACE OF ORGANIZATION:

4	Cayman Islands
SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	1,000,000**
SHARED VOTING POWER:
	6	0
SOLE DISPOSITIVE POWER:
	7	1,000,000**
SHARED DISPOSITIVE POWER:
	8	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9	1,000,000**
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11	14%**
TYPE OF REPORTING PERSON*
12	PN

*SEE INSTRUCTIONS

**SEE ITEM 4.

CUSIP No.	640650305	13G	Page	3	of	9

NAMES OF REPORTING PERSONS:

1	RimAsia Capital Partners GP, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2	(a) ☐
(b) ☐
SEC USE ONLY:

3
CITIZENSHIP OR PLACE OF ORGANIZATION:

4	Cayman Islands
SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	1,000,000**
SHARED VOTING POWER:
	6	0
SOLE DISPOSITIVE POWER:
	7	1,000,000**
SHARED DISPOSITIVE POWER:
	8	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9	1,000,000**
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11	14%**
TYPE OF REPORTING PERSON*
12	PN

*SEE INSTRUCTIONS

**SEE ITEM 4.

CUSIP No.	640650305	13G	Page	4	of	9

NAMES OF REPORTING PERSONS:

1	RimAsia Capital Partners GP, Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2	(a) ☐
(b) ☐
SEC USE ONLY:

3
CITIZENSHIP OR PLACE OF ORGANIZATION:

4	Cayman Islands
SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	1,000,000**
SHARED VOTING POWER:
	6	0
SOLE DISPOSITIVE POWER:
	7	1,000,000**
SHARED DISPOSITIVE POWER:
	8	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9	1,000,000**
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11	14%**
TYPE OF REPORTING PERSON*
12	OO

*SEE INSTRUCTIONS

**SEE ITEM 4.

CUSIP No.	640650305	13G	Page	5	of	9

NAMES OF REPORTING PERSONS:

1	Eric H.C. Wei
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2	(a) ☐
(b) ☐
SEC USE ONLY:

3
CITIZENSHIP OR PLACE OF ORGANIZATION:

4	United States
SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	1,000,000**
SHARED VOTING POWER:
	6	0
SOLE DISPOSITIVE POWER:
	7	1,000,000**
SHARED DISPOSITIVE POWER:
	8	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9	1,000,000**
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11	14%**
TYPE OF REPORTING PERSON*
12	IN

*SEE INSTRUCTIONS

**SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote the shares reported. This Schedule 13G relates to shares of Common Stock of Neostem, Inc., a Delaware corporation (the “Issuer”), purchased by RimAsia LP.

Item 1(a)	Name of Issuer:

Neostem, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue
Suite 450
New York, NY 10170
United States

Item 2(a)	Name of Person Filing:

(1) RimAsia Capital Partners, L.P.
(2) RimAsia Capital Partners GP, L.P.
(3) RimAsia Capital Partners GP, Ltd.
(4) Eric H.C. Wei

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

For all Filers:

1808 Hutchison House 10 Harcourt Road Admiralty Hong Kong 852-2524-6100

Item 2(c)	Citizenship:

	(1)		RimAsia Capital Partners, L.P. is a Cayman Islands exempted limited partnership.
	(2)		RimAsia Capital Partners, G.P., L.P. is a Cayman Islands exempted limited partnership.
	(3)		RimAsia Capital Partners G.P. Ltd., is a Cayman Islands exempted company.
	(4)		Eric H.C. Wei is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock (the “Common Stock”), par value $0.001 per share.

Item 2(e)	CUSIP Number:

640650305

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 1,000,000 shares of Common Stock.

(b)     As of September 2, 2008, RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 14% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,000,000 by 7,127,506, the total number of shares of Common Stock, par value $0.001, issued and outstanding, on September 2, 2008.

(c)     RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,000,000 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of RimAsia Capital Partners, L.P. and RimAsia Capital Partners GP, L.P., the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by RimAsia Capital Partners, L.P.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated September 12, 2008, between RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2008

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P. its general partner

By:	RimAsia Capital Partners GP, Ltd. its general partner

By:	/s/ Eric H.C. Wei
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd. its general partner

By:	/s/ Eric H.C. Wei
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

By:	/s/ Eric H.C. Wei
Name:	Eric H.C. Wei
Title:	Director

/s/ Eric H.C. Wei
Eric H.C. Wei